Exhibit 99.2

GOLD STANDARD ANNOUNCES SALE OF NON CORE ASSETS AND CHANGES TO ITS MANAGEMENT AND TECHNICAL TEAM

May 30, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announced today that it has entered into a binding Letter of Intent to sell its entire portfolio of non-core early exploration assets consisting of Crescent Valley, East Camp Douglas and East Bailey projects to Tanqueray Exploration Ltd. (TSXV:TQY) for cash and shares. The sale follows a strategic decision by Gold Standard’s Board of Directors to concentrate the Company’s efforts on its wholly-owned advanced stage Railroad-Pinion Project on Nevada’s Carlin Trend. Changes to the Company’s technical team have also been made to reflect the shift in strategic direction.

Divestiture Highlights:
•
Gold Standard has agreed to sell all of its interests in the non-core assets to Tanqueray Exploration Ltd. for 60,000,000 shares of Tanqueray (representing approximately 88% of its shares outstanding after the sale) and $150,000 in cash, to close on or before August 15th, 2014.

•	The sale will reduce Gold Standard’s annual land holding costs by approximately $400,000.

•	GSV will continue to have a significant participation in the potential for exploration success on the non-core properties as a major shareholder of Tanqueray.

As part of the divestiture, Gold Standard Ventures announces that, effective May 30th, co-founder, director and VP of Exploration Dave Mathewson will be stepping down as a director and officer of the Company to assume responsibility for the direction of Tanqueray as its VP Exploration and interim President and CEO upon closing of the transaction. Mr. Mathewson will remain a technical advisor to Gold Standard for a period of at least one year.

Gold Standard’s President and CEO Jonathan Awde stated that “since the Pinion acquisition we have been assessing ways to unlock the value in our earlier stage exploration assets while also focusing on the Railroad-Pinion Project. We believe this divestiture is the best way to accomplish these two objectives. Dave Mathewson is a visionary Nevada geologist with a long history of early stage discoveries. He was absolutely instrumental in our discovery at North Bullion and vital to our efforts to consolidate the Railroad-Pinion district for the first time ever. Dave's first love in exploration has always been in identifying and advancing tier 1, district scale generative exploration opportunities and that's precisely what Crescent Valley, East Camp Douglas and East Bailey projects represent. This is a fitting transition given Gold Standard’s new strategic direction as an advanced-stage explorer. I want to express our utmost appreciation to Dave for his unwavering commitment to the growth of the Company.”

Gold Standard is pleased to announce that Senior Geologist, Mac Jackson, Jr., M.Sc. will become VP Exploration and will be joined by newly hired Chief Geologist John Norby, M.Sc.

Mac Jackson has over 17 years of experience as an exploration geologist, including 8 years with Newmont Mining Corporation. During his tenure with Newmont, Mr. Jackson was a significant contributor to the discovery of the West Leeville and Turf deposits, both of which are on the Carlin Trend, and the Fiber Line deposit at the Twin Creeks complex. Mr. Jackson has been with Gold Standard since July 26, 2011 and has been instrumental in expanding our understanding of the stratigraphy and structural geology and advancing new target opportunities on the Railroad-Pinion Project.

John Norby has over 35 years of experience as exploration, project and chief geologist. John has extensive Nevada experience including nearly 20 years spent designing and executing exploration and resource delineation programs for Barrick and Newmont mostly in the Carlin and Cortez trends. Mr. Norby managed a highly successful exploration program for Newmont in the Maggie Creek district within the Carlin Trend that successfully delineated significant additional resources at the Mike and Gold Quarry deposits. While at Placer Dome and Barrick, Mr. Norby identified and drilled new oxide mineralization at Pipeline and Getchell. John obtained his Master of Science, Geology, 1984, South Dakota School of Mines and Technology, Rapid City and Bachelor of Arts, Environmental Science, geology concentration, 1978, University of Virginia, Charlottesville.

CEO Jonathan Awde stated that “Mac and John, along with our Manager of projects, Steve Koehler represent a first class technical team with extensive Carlin experience. John provides the resource estimation and environmental expertise we now need for the next stage of our development while Mac and Steve bring invaluable, first hand knowledge of Railroad-Pinion geology and operational requirements. All the elements are in place for success going forward."

Completion of the transaction is subject to a number of conditions, including, but not limited to, the satisfaction of Gold Standard and of Tanqueray of certain due diligence investigations to be undertaken by each party, , closing conditions customary to transactions of the nature of the transaction and exchange acceptance. Where applicable, the transaction cannot close until the required shareholder approval is obtained by Tanqueray shareholders, and there can be no assurance that the transaction will be completed as proposed or at all.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com